Mail Stop 3561

November 14, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Forest Products Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

>   **Re: Potlatch Forest Products Corporation**
>   **Form 10 Amendment No. 3**
>   **Filed November 6, 2008**
>   **File No. 001-34146**

Dear Mr. Covey:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 Amendment No. 3, Exhibit 99.1 Information Statement

Our Relationship with Potlatch Corporation After the Spin-off, page 30

Retained Obligation Agreement, page 31

1.   Please file the retained obligation agreement with your next amendment and
      revise your disclosure appropriately, including describing all material restrictions,
      covenants, and conditions in sufficient detail.

2.   Please clarify which Potlatch Corporation affiliate originated the $100 million in
        REIT Conversion Indebtedness debentures.

Unaudited Pro Forma Condensed Combined Financial Statements, page 39

Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

3.   We note pro forma adjustment (a) relates to your intention to immediately draw
        $50 million from your credit facility. It appears this adjustment is not directly
        attributable the transaction nor factually supportable in the context of Article 11
        of Regulation S-X. Please revise to remove this adjustment from the face of your
        pro forma financial statements. The Staff will not object to including this
        adjustment in a note to your pro forma financial statements with related disclosure
        indicating this adjustment is not included in your pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 41 and 42

4.   As it relates to pro forma adjustment (a), please tell us whether the components of
        the entry (i.e. change to rent expense and new compensation arrangements) are
        based on agreements executed in connection with the spin-off (i.e. directly
        attributable to the transaction and factually supportable). If the related amounts
        are based on actions that you intend to take once the spin-off is complete, it would
        appear that your pro forma adjustment should be removed because it would not
        meet the criteria per Article 11 of Regulation S-X. The Staff will not object to
        including this adjustment in a note to your pro forma financial statements with
        related disclosure indicating this adjustment is not included in your pro forma
        financial statements.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 43

Debt and Credit Arrangements, page 57

5.   Please clarify whether Potlatch Forest would be responsible paying an interest
        rate higher than 13% for the $100 million in REIT Conversion Indebtedness it
        will retain should Potlatch Corporation's credit rating declines. If so, consider
        whether a risk factor is appropriate in light of the fact that Potlatch Forest will
        have no control over Potlatch Corporation.

6.   Please clarify whether the retained obligation agreement's provision that any debt
        issuance in excess of $50 million must be deposited with the indenture trustee
        applies to the expected revolving credit agreement. For example, if the company
        needs to draw an additional $50 million from the revolving credit facility, in

addition to the $50 million to be paid to NewCo, please clarify if those funds would be subject to the retained obligation agreement's restrictions and deposit requirements. If so, please clarify whether there are any provisions in the retained obligation agreement for waivers by Potlatch Corporation in the event Potlatch Forest would need cash under the credit facility for working capital purposes.

7.   Please file the revolving credit agreement with your next amendment and revise your disclosure as appropriate to clarify all material restrictions, covenants, and conditions in sufficient detail.

Compensation Discussion and Analysis, page 81

8.   We note that in response to comment two from our letter dated October 10, 2008 you have provided tabular compensation information. Please also provide Compensation Discussion and Analysis for these two executive officers as required by Item 402(b) of Regulation S-K.

Summary Compensation Table, page 89

9.   Disclose assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Post-Employment Compensation, page 92

10.   Please provide the succinct narratives required by Items 402(h)(3) and 402(i)(3) of Regulation S-K.

Description of Capital Stock, page 99

11.   Please advise us when the anticipated stockholder rights plan is expected to be adopted by the board. If the anticipated stockholder rights plan will be adopted prior to effectiveness, please file the plan as adopted as an exhibit and revise the Description of Capital Stock section of your Information Statement with the appropriate details. We may have further comment.

Combined Audited Financial Statements

General

12.   In connection with our comment below, we note your financial statements have
        been restated. Please revise the face of your financial statements to clearly
        indicate that they have been restated and advise your independent accountant to
        revise their report to include an explanatory paragraph making reference to this
        restatement.

13.   We note that you have made several revisions to your audited financial statements
        since your previous amendment. Please revise to describe the nature of these
        changes and provide disclosures required by SFAS 154.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202)
551-3390 if you have questions regarding comments on the financial statements and
related matters. Please contact Edwin S. Kim at (202) 551-3297 or Pamela Howell at
(202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Justin D. Hovey, Esq.
        Fax: (415) 983-1200